UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A
(Amendment No. 10)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

CHEMBIO DIAGNOSTICS, INC.
(Name of Subject Company)

CHEMBIO DIAGNOSTICS, INC.
(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

163572209
(CUSIP Number of Class of Securities)
Richard L. Eberly
Chief Executive Officer and President
Chembio Diagnostics, Inc.
3661 Horseblock Road
Medford, New York 11763
(631) 924-1135

 (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:
Sean M. Jones
Julie F. Rizzo
K&L Gates LLP
300 South Tryon Street, Suite 1000
Charlotte, NC 28202
 (704) 331-7400

     ☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 10 (this “Amendment No. 10”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Chembio Diagnostics, Inc., a Nevada corporation (the “Company” or “Chembio”), originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 14, 2023 (together with any subsequent amendments and supplements thereto, the “Schedule 14D-9”), relating to the cash tender offer by Project Merci Merger Sub, Inc. (“Purchaser”), a Nevada corporation and wholly-owned indirect subsidiary of Biosynex SA, a French société anonyme (“Parent”), to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.01 per share (the “Shares”), for a purchase price of $0.45 per Share, net to the seller in cash, without interest and subject to any required tax withholding, upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated January 31, 2023, by and among the Company, Parent and Purchaser, the Offer to Purchase, dated February 14, 2023, and the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth in this Amendment No. 10, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 10. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is amended and supplemented by adding the following paragraphs as a new subsection immediately following the heading entitled “Item 8. Additional Information—Extension of the Offer”:

Expiration of the Offer Period; Completion of the Merger

The Offer and related withdrawal rights expired as scheduled at 6:00 p.m., New York City time, on April 26, 2023 (such date and time, the “Expiration Time”). Securities Transfer Corporation, in its capacity as depositary and paying agent for the Offer (the “Depositary and Paying Agent”), advised the Purchaser that, as of the Expiration Time, 18,874,498 Shares had been validly tendered and not validly withdrawn pursuant to the Offer, representing 50.9% of the issued and outstanding Shares as of the Expiration Time. Accordingly, the Minimum Condition (as defined in the Merger Agreement) has been satisfied. As a result of the satisfaction of the Minimum Condition and each of the other conditions to the Offer, at 6:00 p.m., New York City Time on April 26, 2023, Parent and the Purchaser accepted for payment the Shares that were validly tendered and not validly withdrawn pursuant to the Offer prior to the Expiration Time. Parent has transmitted payment for such Shares to the Depositary and Paying Agent, which will disburse the merger consideration to tendering Company stockholders whose Shares have been accepted for payment in accordance with the terms of the Offer.

The Company and Parent plan to effect the Merger on April 27, 2023, promptly following the acceptance of all Shares validly tendered and not validly withdrawn pursuant to the Offer, with Purchaser merging with and into the Company, and the Company continuing as the surviving corporation and an indirect, wholly owned subsidiary of Parent.

Following the consummation of the Merger, the Shares will be delisted and will cease to trade on The Nasdaq Capital Market. Parent and the Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHEMBIO DIAGNOSTICS, INC.

	By:	/s/ Lawrence J. Steenvoorden
	Name:	Lawrence J. Steenvoorden
	Title:	Chief Financial Officer and Executive
Vice President
Dated: April 27, 2023